[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

September 19, 2016

VIA EDGAR CORRESPONDENCE

Keith Gregory

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Mr. Gregory:

This letter responds to your comments given during a telephone conversation with our office on August 10, 2016, and a prior comment given during a telephone conversation with our office on July 19, 2016, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 6, 2016, which relates to Nuveen Multi-Asset Income Fund and Nuveen Multi-Asset Income Tax-Aware Fund (collectively, the “Funds,” and individually, a “Fund”), each a series of the Trust. The prospectus for the Funds have been revised in response to your comments.

COMMENTS FOR BOTH FUNDS

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

The information in the “Annual Fund Operating Expenses” table is material information that is required in a Rule 485(a) filing. In your response letter, please include all of the information in this table. The correspondence filing on EDGAR should be made in advance of going effective to provide the staff of the Commission with enough time to review and comment on the information, as appropriate.

RESPONSE TO COMMENT 1

The information for the table has been attached in Appendix A.

COMMENT 2 — FUND SUMMARY — PRINCIPAL RISKS

For the “Municipal Securities Risk,” please reconsider providing more fulsome municipal risk disclosure given the percentage of municipal securities in the Nuveen Multi-Asset Income Tax-Aware Fund’s portfolio.

RESPONSE TO COMMENT 2

Management believes the current disclosures are appropriate. As disclosed under “Principal Investment Strategies,” municipal securities are included among the types of debt securities in which a Fund may invest. Consequently, they are subject to all of the risk disclosures concerning debt securities already included in this section (e.g., “Bond Market Liquidity Risk,” “Call Risk,” “Credit Risk,” “Income Risk,” “Interest Rate Risk,” “Valuation Risk,” etc.), and risks that are unique to municipal securities are disclosed under “Municipal Securities Risk.”

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren